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          Investor Relations Monthly Report - June 30th, 2005 Edition

Cataguazes-Leopoldina executes agreement for the Luz para Todos program

Cataguazes-Leopoldina (CFLCL) has executed an agreement with Eletrobras entailing investment of R$25.7 million in the "Luz para Todos" program. CFLCL will directly invest 15% of the funds, RGR - Global Investment Reserve will invest 34% and the remaining 51% will be financed by state and federal government. The investment will benefit around 7,100 rural households and will create 400 jobs by 2006.

The Company's intention is to embrace 100% of the rural zone, following the example set with the urban perimeter of its area of concession, which includes 66 municipalities in the Zona da Mata region in Minas Gerais state and two cities in Rio de Janeiro state (Sumidouro and Carmo). CFLCL currently shows one of the highest rural household electricity rates in Brazil, standing at 88.0%.

Consolidates revenue amounts to R$761.9 million in five months, up by 17.5% on the same period in 2004

The consolidated gross operating revenue posted by Cataguazes-Leopoldina reached R$761.9 million during the first five months of 2005, which represents an increase of 17.5% on the same period in 2004. The greatest rise was the 192% increase to revenue from use of the distribution and transmission system (TUSD) by free consumers and other companies, which amounted to R$29.8 million against the R$10.2 million in the same period last year. In the demand by free consumers is considered, the consumption of electricity in the first five months of 2005 in the concession areas of the Sistema Cataguazes-Leopoldina stand at 2,718 GWh, reflecting a considerable increase of 7.5%, vis-a-vis the demand recorded in the same period in 2004.


            Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
                 Operating Indicators - January to May of 2005

                            CFLCL          CENF       Energipe       CELB           Saelpa      Consolidated

Gross Revenue - R$          162.9          42.6         205.2         47.9           276.1          761.9
million
Growth % (*)                +27.8         +24.2          +6.5         +7.2           +18.0          +17.5
Electricity Sales - GWh       437           118           876          238           1,049          2,718
 Retail Market                381           118           693          199             966          2.357
  o  Residential              129            51           213           54             335            782
  o  Industrial               100            25           187           88             228            628
  o  Commercial                60            24           124           31             157            396
  o  Other classes             92            18           169           26             246            551
 Free Consumers                56             -           183           39              83            361
Sales Increase - % (*)       +3.6          +1.9          +7.2         +6.7           +10.3           +7.5
  o  Residential             +2.7         - 0.3          +5.0         +6.3            +5.0           +4.3
  o  Industrial              +3.3          +6.2          +8.5         +6.7           +13.9           +9.0
  o  Commercial              +7.0          +2.6          +4.7         +4.6           +10.0           +7.0
  o  Other classes           +2.8          +1.4          +9.0        +11.5           +14.0           +9.9
 (*) In relation to the same period of 2004, with free consumers.


R&D investment will rise to R$2.6 million over next 12 months

Seeking to enhance the safety and quality of its operations, thereby reducing losses and costs, the Sistema Cataguazes-Leopoldina will invest R$2.6 million over the next twelve months in R&D projects, which added to the funds invested in this area in 2002, adds up to over R$7.5 million. The projects selected have a practical application and are being tested and integrated to the operations of its five electricity distributors, as they are being concluded.

Projects undertaken in past years have already been implemented, such as "Revenue Intelligence - RI", that improves actions to recover commercial losses. Others are undergoing testing, like the remote defect identification and location system in the electricity distribution system, which aims to optimizer the operation affording greater reliability to the end consumer.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br


                             Mauricio Perez Botelho

                          Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.